SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2007 Third Quarter Operating Results

On October 29, 2007, Kookmin Bank held an earnings conference and released its operating results for the third quarter of 2007. The following tables reflect the key figures released during the conference, and full presentation material is available at the Kookmin Bank website (www.kbstar.com) for further information.

The figures for the third quarter of the fiscal year 2007 presented herein are currently being reviewed by our independent auditor, and such figures are subject to change.

Selected Financial Data

1.	Balance sheet figures

(Won in trillions)	As of the date indicated
	September 30, 2007	December 31, 2006	% Change (YTD)
Total Assets	213.0	195.2	9.1
Loans in Won[1]	147.1	133.1	10.5
Total Liabilities	197.4	180.1	9.6
Deposits in Won	138.7	136.1	1.9
Shareholders’ Equity	15.6	15.1	3.3

2.	Operating results

(Won in billions)	For the nine-month period ended
	September 30, 2007	September 30, 2006	% Change (YoY)
Operating Income	3,457.3	2,945.0	17.4
Non-Operating Income	-219.4	168.8	N.A
Net Income	2,193.8	2,258.1	-2.8

[1]	Including Private Placement Bonds

3.	Asset Quality

	As of the date indicated
(Won in billions)	September 30, 2007	December 31, 2006	% Change (YTD)
Total Loans for NPL Management	169,810.3	152,323.0	11.5
Substandard & Below Loans	1,305.4	1,575.0	-17.1
Loan Loss Reserves	2,315.2	2,374.5	-2.5
NPL Ratio	0.77%	1.03%	-0.26	%p
NPL Coverage Ratio	177.4%	150.8%	26.6	%p
Delinquency Ratio	0.69%[2]	0.95%	-0.26	%p

[2]	Based on new delinquency guideline

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 29, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director